Mail Stop 3561

October 17, 2006

Elden Schorn, President
Snowdon Resources Corporation
885 Pyrford Road
West Vancouver, BC, Canada V7S 2A2

      Re: Snowdon Resources Corporation
               Amendment No. 3 to Registration Statement on
               Form SB-2
               Filed October 4, 2006
               File No. 333-134943

Dear Mr. Schorn:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We repeat comments 1 and 2 as set forth in our letter of September 7, 2006. The prospectus needs to disclose the activities of High Grade Mining Corp. and Sterling Gold Corp. and the time table in which those activities were conducted, and compare them to the plan of operation activities and time table disclosed in their prospectuses.

2.   We note the new disclosure with respect to amending the registration statement for changes in uses of proceeds. Under Item 512 of Regulation S-B, a registration statement will need to be amended where a fundamental change occurs during the course of an offering of securities. Absent a fundamental change, a registrant needs to file a prospectus under Rule 424 for other substantive changes from or additions to the prior prospectus disclosure. Please tell us whether the changes in the uses of proceeds occurred before or after the offerings concluded. If the changes occurred after the offerings concluded, please explain the current disclosure about amending the registration statements. Further, where a registrant changes its proposed uses of proceeds during the course of an offering, it would appear appropriate for the prospectus to be updated, either through a Rule 424 prospectus or a post-effective amendment to the registration statement as appropriate, to reflect the revised uses regardless of the cost-benefit analysis which your disclosure suggests. Please revise.

3.   If High Grade and Sterling Gold did not execute the plans of operation as set forth in their prospectus disclosure, it would appear appropriate to disclose the steps Snowdon proposes to take to ensure its plan of operation is conducted consistent with the prospectus disclosure.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

                                        ****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any particular question you may have.

Sincerely,

John D. Reynolds
Assistant Director

cc: Corporation Trust Company of Nevada
     6100 Neil Road, Suite 500
     Reno, NV 89544

     Conrad C. Lysiak, Esquire
     601 West First Avenue, Suite 503
     Spokane, WA 99201